EXHIBIT (8)(b)

[BRADLEY ARANT ROSE & WHITE LLP LETTERHEAD]

September 23, 2004

SouthTrust Corporation

3400 SouthTrust Tower

420 North 20th Street

Birmingham, Alabama 35203

Ladies and Gentlemen:

We have acted as counsel to SouthTrust Corporation, a Delaware corporation (“SouthTrust”), in connection with the planned merger (the “Merger”) of SouthTrust with and into Wachovia Corporation, a North Carolina corporation (“Wachovia”), pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of June 20, 2004, by and between Wachovia and SouthTrust as described in the Joint Proxy Statement-Prospectus of Wachovia and SouthTrust (the “Joint Proxy Statement-Prospectus”), which is part of the Registration Statement on Form S-4 of Wachovia filed in connection with the Merger. All capitalized terms used and not otherwise defined herein have the meanings provided in the Agreement.

For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

1.	The Merger will be completed in the manner set forth in the Agreement and the Joint Proxy Statement-Prospectus; and

2.	The factual representations contained in the letters of representation from Wachovia and SouthTrust to us, both dated September 23, 2004 were true and complete when made and will be true and complete at the Effective Time, in each case without regard to any qualifications as to knowledge, belief or intent.

On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law which may change prior to the Effective Time, that:

(i)	The Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

(ii)	Each of Wachovia and SouthTrust will be a party to the reorganization within the meaning of Section 368(b) of the Code;

(iii)	No gain or loss will be recognized by Wachovia or SouthTrust as a result of the Merger (except to the extent that SouthTrust is required to recognize unrealized gains and losses in respect of certain assets for federal income tax purposes at the end of each taxable year under a mark-to-market system); and

SouthTrust Corporation

September 23, 2004

(iv)	No gain or loss will be recognized by shareholders of SouthTrust who receive shares of Wachovia Common Stock in exchange for SouthTrust Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional share interests, provided however, that this opinion applies only to SouthTrust shareholders that are “U.S. persons” for federal income tax purposes and that hold their SouthTrust Common Stock as a capital asset within the meaning of Section 1221 of the Code, and does not apply to shareholders who acquired their SouthTrust Common Stock through the exercise of options or otherwise as compensation, or who are otherwise subject to special treatment under the U.S. federal income tax laws (including insurance companies, dealers in securities or foreign currency, and financial institutions).

This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or effectiveness of the Merger under any other laws.

We hereby consent to the reference to us under the heading “Material Federal Income Tax Consequences” in the Joint Proxy Statement-Prospectus and the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely yours,

BRADLEY ARANT ROSE & WHITE LLP